

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 13, 2018

Via E-mail
Iain S. Anderson
Chief Financial Officer
Nemaura Medical Inc.
Advanced Technology Innovation Centre
Loughborough University Science and Enterprise Parks
5 Oakwood Drive
Loughborough, Leicestershire
LE11 3QF
United Kingdom

> **Re: Nemaura Medical Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2017**
> **Filed June 27, 2017**
> **File No. 000-55283**

Dear Mr. Anderson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery